09042084

n.a. 9/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 24 2009
Washington, DC
110

SEC FILE NUMBER
8- 36999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance Advisory & Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3390 Auto Mall Drive Suite 200
(No. and Street)

Westlake Village (City) California (State) 91362 (Zip Code)

CHERYL ANN MCFARLAND
Commission # 1...
Notary Public - California
My Comm. Expires Dec 30, 2009

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Sanada (805) 371-8020 X 249
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jerry Sanada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Advisory & Securities, Inc., as of June 30, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Ventura
Subscribed and sworn (or affirmed) to before me this 27 day of July, 2009 by Jerry Sanada proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Cheryl A. McEwan
Notary Public

Signature

Chief Financial Officer
Title

CHERYL ANN MCEWAN
Commission # 1633726
Notary Public - California
Ventura County
My Comm. Expires Dec 30, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Alliance Advisory & Securities, Inc.:

We have audited the accompanying statement of financial condition of Alliance Advisory & Securities, Inc. (the Company) as of June 30, 2009 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Advisory & Securities, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our auditwas conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 19, 2009

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Alliance Advisory & Securities, Inc.
Statement of Financial Condition
June 30, 2009

Assets

Cash and cash equivalents	$	62,920
Receivable from clearing organization		55,325
Deposit with clearing organization		35,000
Marketable securities, at market value		6,315
Investments, at estimated fair value		66,788
Receivable from related parties		3,523
Prepaid expense		11,582
Total assets	$	241,453

Liabilities and Stockholders' Equity

Liabilities

Account payable & accrued expenses	$	6,096
Commission payable		16,968
Income tax payable		14,248
Sublease deposit		1,000
Pension plan payable		12,328
Total liabilities		50,640

Stockholders' equity

Common stock, no par value, 1,000,000 shares authorized, 106,000 shares issued and outstanding		1,000
Additional paid-in capital		14,000
Retained earnings		175,813
Total stockholders' equity		190,813
Total liabilities and stockholders' equity	$	241,453

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Operations
For the Year Ended June 30, 2009

Revenues	
Commissions income	$ 1,641,379
Net investment gains (losses)	(10,180)
Other income	507
Total revenues	1,631,706
Expenses	
Employee compensation and benefits	928,030
Commission expense	605,226
Administrative expenses	127,322
Communication	6,732
Other operating expenses	110,057
Reimbursed expenses	(127,971)
Total expenses	1,649,396
Net income (loss) before income tax provision	(17,690)
Income tax provision	9,977
Net income (loss)	$ (27,667)

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Changes in Stockholders' Equity
June 30, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2008	$ 1,000	$ 14,000	$ 203,480	$ 218,480
Net income (loss)	-	-	(27,667)	(27,667)
Balance at June 30, 2009	$ 1,000	$ 14,000	$ 175,813	$ 190,813

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2009

Cash flow from operating activities:		
Net income (loss)		$ (27,667)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Receivable from clearing organization	$ 19,317	
Marketable securities, at market value	1,650	
Investments, at estimated fair value	8,530	
Receivable from related parties	36,477	
Prepaid expense	576	
Increase (decrease) in liabilities:		
Account payable & accrued expenses	(20,256)	
Commission payable	1,931	
Payable to related parties	(5,983)	
Payroll tax payable	(5,509)	
Income tax payable	9,977	
Pension plan payable	(78,901)	
Total adjustments		(32,191)
Net cash and cash equivalents provided by (used in) operating activities		(59,858)
Net cash and cash equivalents provided by (used in) investing activities		-
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		(59,858)
Cash and cash equivalents at beginning of year		122,778
Cash and cash equivalents at end of year		$ 62,920

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
June 30, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Alliance Advisory & Securities, Inc. (the "Company") was incorporated in the State of California on June 26, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business as a securities broker-dealer, which comprises several classes of services, including providing financial planning, consulting, insurance and brokerage services.

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis whereby all transactions are cleared by another broker/dealer. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Receivable from clearing organization represent commissions earned on security transactions. These receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtfull accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis; however there is no material difference between trade date and settlement date for the Company.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Advertising and promotional costs are charged to operations when incurred. At June 30, 2009, a total of $2,422 of advertising costs are included in other operating expenses.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 2: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of corporate securities. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At June 30, 2009 these securities are carried at their fair market value of $6,315. The accounting for the mark-to-market on proprietary trading is included in the Statement of Operations as net investment losses of $10,180.

Note 3: INCOME TAXES

The provision for income tax expense (benefit) is comprised of the following:

Current income tax expense (benefit)		
Federal	$	6,171
State		3,806
Total current income tax expense (benefit)		9,977
Deferred income tax expense (benefit)		-
Total provision for income tax expense (benefit)	$	9,977

Note 4: RECEIVABLE FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' account. As of June 30, 2009, the receivables from clearing brokers of $55,325 are pursuant to these clearance agreements.

Note 5: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with RBC Dain Rauscher Inc. ("Clearing Broker") to carry its account and the accounts of its customer as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2009 was $35,000.

Note 6: INVESTMENTS, AT ESTIMATED FAIR VALUE

The investments, at estimated fair value, represent several investments not in the ordinary course of business of the Company. These investments consisted of the following at June 30, 2009:

Note 6: INVESTMENTS, AT ESTIMATED FAIR VALUE (Continued)

		Amount
Interests in Limited Partnerships	$	36,588
Unregistered corporate securities		30,200
	$	66,788

Interests in Limited Partnerships are recorded at fair value and the unregistered corporate securities are recorded at cost. These investments are considered non-allowable assets for net capital purposes.

Note 7: RELATED PARTY TRANSACTIONS

The Company is the investment manager for four limited partnerships owned and controlled by Alliance Financial Group, Inc. ("AFG"). AFG is the majority shareholder of the Company. During the year ended June 30, 2009 the Company received $298,599 in revenue for management services to these fund, This amount is included in Commission and fee income on the accompanying Statement of Operations.

The Company occupied office space in a building that is owned by AFG. The Company has an administrative agreement with AFG whereby during the year ended June 30, 2009, the Company incurred $127,322 in administrative fees. These fees include various administrative expense, rental of office equipment, furniture and office space.

The Company pays all salaries and provides all office supplies and services for itself and AFG. For the year ended June 30, 2009, AFG reimbursed the Company $103,108 for some or all of these expenses, which are included in reimbursed expenses on the Statement of Operations.

The Company is reimbursed by its brokers for license fees and insurance expenses incurred on their behalf. For the year ended June 30, 2009, the Company was reimbursed $18,863 for licenses and insurance, which is included in reimbursed expenses on the Statement of Income.

The Company received $6,000 rental income from tenants to which the Company subleases office space on a month-to-month basis. The rental income is included in reimbursed expenses on the Statement of Operations.

Note 8: PROFIT SHARING PLAN

The Company sponsors a qualified 401(k) Profit Sharing Plan which covers all employees who have completed one year of service and have attained the age of twenty-one (21) years. Employees may contribute up to 100 percent of their yearly compensation up to the annual limits allowable plus catch up provisions, if applicable. The Company can make a discretionary matching contribution equal to a percentage of the employee deferral, as determined each year by the Company. For the year ended June 30, 2009, total profit sharing and matching contributions are $21,435.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending June 30, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After December 15, 2007
SFAS 141(R)	Business Combinations	After December 15, 2008
SFAS 157	Fair Value Measurements	After December 15, 2007
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After December 15, 2007
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of	After December 15, 2008

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2009, the Company had net capital of $107,197 which was $102,197 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($50,640) to net capital was 0.47 to 1, which is less than the 15 to 1 maximum allowed.

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $11,632 between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 118,829
Adjustments:		
Retained earnings	$ (11,632)	
Total Adjustments		(11,632)
Net capital per audited statements		$ 107,197

Alliance Advisory & Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2009

Computation of net capital		
Common stock	$ 1,000	
Additional paid-in capital	14,000	
Retained earnings	175,813	
Total stockholders' equity		$ 190,813
Less: Non-allowable assets		
Investments, at estimated fair value	(66,788)	
Receivable from related parties	(3,523)	
Prepaid expense	(11,582)	
Total non-allowable assets		$ (81,893)
Net capital before haircuts		108,920
Less: Haircuts on securities		
Haircut on marketable securities	(947)	
Haircut on money markets	(776)	
Total haircuts on securities		$ (1,723)
Net Capital		107,197
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 of net aggregate indebtedness	$ 3,376	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		$ (5,000)
Excess net capital		$ 102,197
Ratio of aggregate indebtedness to net capital	0.47 : 1	

There was a difference of $11,632 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2009. See Note 12.

Alliance Advisory & Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2009

A computation of reserve requirements is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Alliance Advisory & Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2009

Information relating to possession or control requirements is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Alliance Advisory & Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2009

Board of Directors
Alliance Advisory & Securities, Inc.:

In planning and performing our audit of the financial statements of Alliance Advisory & Securities, Inc. (the Company), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 19, 2009

Alliance Advisory & Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2009